DRINKER BIDDLE & REATH LLP
                               One Logan Square
                             18th & Cherry Streets
                          Philadelphia, PA 19103-6996
                                (215) 988-2700

                                April 11, 2000

Portfolio Partners, Inc.
151 Farmington Ave.
Hartford, Connecticut 06156-8962

RE:  Portfolio Partners, Inc. - Shares of Common Stock
     -------------------------------------------------

Ladies and Gentlemen:

         We have acted as counsel to Portfolio Partners, Inc., a Maryland corporation (the "Fund"), in connection with the registration by the Fund of its shares of common stock, par value $.001 per share, under the Securities Act of 1933, as amended.

         The Articles of Incorporation of the Fund authorize the issuance of one billion (1,000,000,000) shares of common stock. The Board of Directors of the Fund has the power to classify or reclassify any authorized shares of common stock into one or more series of shares and to divide and classify shares of any series into one or more classes of such series. Pursuant to such authority, the Board of Directors has previously classified five hundred million (500,000,000) of such authorized shares into five series, each series representing interests in a separate portfolio of investments (the "Portfolios"). The Board has previously authorized the issuance of Shares to the public. Currently, the Fund is authorized to issue Shares of the following
Portfolios:


        Portfolio                                           Authorized Shares
        ---------                                           -----------------

        MFS Emerging Equities............................         100,000,000
        MFS Research Growth..............................         100,000,000
        MFS Value Equity (to be renamed MFS
         Capital Opportunities effective May 1, 2000)....         100,000,000
        Scudder International Growth.....................         100,000,000
        T. Rowe Price Growth Equity......................         100,000,000


         We have reviewed the Fund's Articles of Incorporation (the "Articles of Incorporation"), ByLaws (the "ByLaws"), resolutions of its Board of Directors and shareholders, and such other legal and factual matters as we have deemed appropriate.

Portfolio Partners, Inc.
April 11, 2000
Page 2

         This opinion is based exclusively on the Maryland General Corporation Law and the federal law of the United States of America.

         We have also assumed the following for this opinion:

         1. The Shares have been, and will continue to be, issued in accordance with the Fund's Articles of Incorporation and ByLaws and resolutions of the Fund's Board of Directors and shareholders relating to the creation, authorization and issuance of the Shares.

         2. The Shares have been, or will be, issued against consideration therefor as described in the Fund's prospectus, and such consideration was, or will have been, in each case at least equal to the applicable net asset value and the applicable par value.

         3. The number of outstanding Shares has not exceeded and will not exceed the number of Shares authorized for the particular Portfolio.

         On the basis of the foregoing, it is our opinion that (i) the Shares outstanding on the date hereof have been validly and legally issued and are fully paid and non-assessable by the Fund and (ii) any Shares issued and sold after the date hereof will be validly and legally issued, fully paid and non-assessable by the Fund.

         We hereby consent to the filing of this opinion as an exhibit to Post-Effective Amendment No. 4 to the Fund's Registration Statement on Form N-1A.


                                        Very truly yours,



                                        /s/  DRINKER BIDDLE & REATH LLP
                                        -------------------------------
                                        DRINKER BIDDLE & REATH LLP


AT/MR